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Exhibit (a)(5)

Black Rock Acquisition Successfully Completes Privately Negotiated
Purchases of Shares of Obsidian Enterprises, Inc.;
Going Private Transaction Expected to be Completed in March 2006

Released: January 30, 2006

        INDIANAPOLIS, IN (January 30, 2006)—Black Rock Acquisition Corp. announced today that it has successfully acquired 90.08% of the outstanding shares of Obsidian Enterprises, Inc. (OTC: OBDE). As previously disclosed by Black Rock in filings made with the U.S. Securities and Exchange Commission, Black Rock is an entity formed by Timothy S. Durham, Obsidian's Chairman and Chief Executive Officer, Terry G. Whitesell, Obsidian's President and Chief Operating Officer, and Jeffrey W. Osler, Obsidian's Senior Executive Vice President, for the purpose of taking Obsidian private.

        Black Rock acquired 77.29% of the outstanding shares of Obsidian common stock through contributions of those shares by Messrs. Durham, Whitesell and Osler (and entities controlled by them) in exchange for shares of Black Rock common stock. Black Rock acquired an additional 12.79% of the outstanding shares of Obsidian common stock in privately negotiated purchases with other Obsidian shareholders. These privately negotiated purchases were made at prices of $1.85 per share or in exchange for shares of Black Rock common stock, at the option of the seller.

        As the owner of over 90% of Obsidian's outstanding shares, Black Rock is entitled to merge with Obsidian without the need for a vote of Obsidian's shareholders. Black Rock expects to complete this merger on or about March 6, 2006. Obsidian shareholders who did not sell or contribute their shares to Black Rock will be entitled to receive a cash payment of $1.85 per share. Forms and instructions for obtaining payment of the merger consideration will be distributed shortly following the consummation of the merger. As a result of the merger, shares of Obsidian common stock will be held of record by fewer than 300 shareholders and Messrs. Durham, Whitesell and Osler intend to cause Obsidian to terminate the registration of its common stock under the Securities Exchange Act of 1934 and become a private company.

Additional Information

        Black Rock and its controlling shareholders have made various filings with the SEC, including filings on Schedule 13D and Schedule 13E-3, which include important information regarding the going private transaction. Investors are encouraged to review these documents carefully, at the website of the SEC at www.sec.gov. You may also read and copy the December 19, 2005 transaction statement at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of the December 19, 2005 transaction statement upon payment of a duplicating fee by writing to the SEC's Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations.

Forward Looking Statements

        This document contains certain forward-looking statements about Black Rock, Obsidian, the merger and the going private transaction. When used in this press release, words such as "expects," "intends," "may," "can," and similar expressions as they relate to Black Rock, Obsidian, the merger or the going private transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions; however, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the control of Black Rock or Obsidian.

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  Exhibit (a)(5)